Exhibit 4.1

AMENDMENT TO THE RIGHTS AGREEMENT

This Amendment, dated as of November 17, 2015, by and between Airgas, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, N.A. is to the Rights Agreement, dated as of May 8, 2007, between the Company and The Bank of New York as initial rights agent, as supplemented by the Transfer Agent Services Agreement, dated as of December 5, 2011, by and between the Company and Wells Fargo Bank, N.A. (the “Rights Agent”), as successor to The Bank of New York (the “Rights Agreement”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such term in the Rights Agreement.

RECITALS

WHEREAS, the Company and the Rights Agent have executed and entered into the Rights Agreement;

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions thereof at the direction of the Company, provided, among other things, that the interests of the holders of Rights are not adversely affected;

WHEREAS, the Company proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, L’Air Liquide, S.A. (“Parent”) and AL Acquisition Corporation (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”) with the Company surviving as a wholly owned subsidiary of Parent;

WHEREAS, as an inducement to Parent’s willingness to enter into the Merger Agreement and incur the obligations set forth therein, certain stockholders of the Company are entering into a stockholder support agreement (the “Stockholder Support Agreement”) relating to certain transactions contemplated by the Merger Agreement; and

WHEREAS, the Board of Directors of the Company has determined and resolved that it is in the best interest of the Company and its stockholders to amend the Rights Agreement as set forth below to provide, among other things, that the execution, delivery and performance of the Merger Agreement and the Stockholder Support Agreement and the transactions contemplated thereby will not result in any Person becoming an Acquiring Person or have any triggering effect on the Rights;

NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

1.	Amendment of Section 1. Section 1 of the Rights Agreement is hereby amended and supplemented to add the following definitions in the appropriate locations:

“Amendment” shall mean the Amendment to this Agreement, dated as of November 17, 2015;

“Parent” shall mean L’Air Liquide, S.A.;

“Merger” shall mean the Merger as such term is defined in the Merger Agreement;

“Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of November, 17, 2015, by and among the Company, AL Acquisition Corporation and Parent, as it may be amended from time to time;

“Stockholder Support Agreement” shall mean the letter agreement, dated as of November 17, 2015, by and among Parent and the other signatories thereto.

2.	Amendment of “Acquiring Person” definition. The definition of Acquiring Person in Section 1(a) of the Rights Agreement is hereby replaced in its entirety with the following:

(a) “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of ten percent (10%) or more of the shares of Common Stock then outstanding, but shall not include (i) any Exempt Person or (ii) any McCausland Group Member if and so long as such McCausland Group Member, together with its Affiliates and Associates and all other McCausland Group Members, is not the Beneficial Owner of twenty percent (20%) or more of the shares of Common Stock then outstanding. Notwithstanding the foregoing, no Person who, as of the later of the effective time of the Amendment and the public announcement of the Amendment, is the Beneficial Owner of ten percent (10%) or more of the Common Stock of the Company then outstanding shall become an Acquiring Person unless such Person shall either (x), after the later of the effective time of the Amendment and the public announcement of the Amendment, increase its Beneficial Ownership of the then-outstanding Common Stock (other than as a result of an acquisition of Common Stock by the Company) to an amount equal to or greater than the greater of (x) ten percent (10%) or (y) the sum of (i) the lowest Beneficial Ownership of such Person as a percentage of the outstanding Common Stock as of any time from and after the effective time of the Amendment plus (ii) 0.001% or (y) at any time while such Person continues to have Beneficial Ownership of ten percent (10%) or more of the shares of Common Stock then outstanding, exercise any unexercised options, conversion rights, exchange rights, rights (other than the Rights), warrants or Derivatives Contract. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of beneficial ownership of shares of Common Stock by the Company that, by reducing the number of shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) then outstanding, increases the percentage of shares of Common Stock beneficially owned by such Person (together with all Affiliates and Associates of such Person) to ten percent (10%) or more (or, in the case of a McCausland Group

Member, twenty percent (20%) or more) of the shares of Common Stock then outstanding; provided, however, that if a Person (other than Exempt Persons) (together with all Affiliates and Associates of such Person) shall become the Beneficial Owner of ten percent (10%) or more (or, in the case of a McCausland Group Member, twenty percent (20%) or more) of the shares of Common Stock then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional shares of Common Stock of the Company, then such Person shall be an “Acquiring Person.” Notwithstanding the foregoing, if the Board determines in good faith that a Person who would otherwise be an “Acquiring Person” as defined pursuant to the first sentence of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable, or agrees in writing with the Company to divest, a sufficient number of shares of Common Stock so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not, solely as a result of such inadvertent acquisition, be deemed to be an “Acquiring Person” for any purpose of this Agreement. As used above, “McCausland Group Member” shall mean (i) Peter McCausland, (ii) the spouse of Peter McCausland or any of his issue, (iii) any guardian, representative, executor, estate, administrator or agent of such Persons, acting in their capacity as such, but only with respect to any shares of Common Stock beneficially owned by such Persons, (iv) any trust for the benefit of Peter McCausland’s spouse or issue or (v) any corporation, partnership, limited liability company or other entity which Peter McCausland controls either as general partner or owner of more than fifty percent (50%) of the issued and outstanding voting securities, so long as, in any such case set forth in the foregoing clauses (iv) and (v), Peter McCausland, as trustee or in some other capacity, retains sole voting power with respect to any shares of Common Stock transferred to such trust, corporation, limited liability company or other entity. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its Subsidiaries, Affiliates or Associates shall be deemed to be an Acquiring Person solely by virtue of (i) the approval, execution or delivery of the Merger Agreement or the Stockholder Support Agreement or any related agreements or the exercise of rights thereunder, (ii) consummation of the Merger, (iii) the consummation of any other transaction contemplated in the Merger Agreement and related agreements or (iv) the public announcement of any of the foregoing.

3.	Amendment of “Beneficial Owner”, “beneficially own” and “beneficial ownership” definitions. Section 1(f) of the Rights Agreement is hereby amended to delete the word “or” at the end of clause (ii), to add “; or” at the end of clause (iii) and to insert, immediately after clause (iii) a new clause (iv) as follows:

(iv) which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such Person or any of such Person’s Affiliates or Associates is a Receiving Party (as such terms are defined in the immediately following paragraph); provided, however, that the number of Common Shares that a Person is deemed to Beneficially Own pursuant to this clause (iv) in connection with a particular Derivatives Contract shall not exceed the number of Notional Common Shares with respect to such Derivatives Contract; provided, further, that the number of securities beneficially owned by each Counterparty (including its Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause (iv) be deemed to include all securities that are beneficially owned, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party, with this proviso being applied to successive Counterparties as appropriate.

A “Derivatives Contract” is a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to produce economic benefits and risks to the Receiving Party that correspond substantially to the ownership by the Receiving Party of a number of Common Shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Common Shares”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, Common Shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate federal governmental authority shall not be deemed to be Derivatives Contracts.

4.	Amendment of Section 3(a). Section 3(a) of the Rights Agreement is hereby amended by replacing the words “fifteen percent (15%)” with “ten percent (10%)”.

5.	Amendment of Section 7(a). Section 7(a) of the Rights Agreement is hereby modified and amended to add the following sentence at the end thereof:

Notwithstanding the foregoing, in the event the Effective Time (as defined in the Merger Agreement) shall occur, the term “Financial Expiration Date” shall be deemed to be immediately prior to the Effective Time (as defined in the Merger Agreement).

6.	Amendment of Section 30. Section 30 of the Rights Agreement is hereby modified and amended to add the following sentence at the end thereof:

Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Agreement by virtue of (i) the approval, execution or delivery of the Merger Agreement or the Stockholder Support Agreement or any related agreements or the exercise or rights thereunder, (ii) the consummation of the Merger, (iii) the consummation of any of the other transactions contemplated by the Merger Agreement and related agreements or (iv) the public announcement of any of the foregoing.

7.	Addition of Section 35. The Rights Agreement is hereby further modified and amended by adding a new Section 35 to the end thereof to read in its entirety as follows:

Section 35. Merger Agreement. Notwithstanding any other provision of this Agreement, neither the approval, execution or delivery of the Merger Agreement or the Stockholder Support Agreement nor the consummation of the Merger or other transactions, contemplated by the Merger Agreement or the Stockholder Support Agreement is or shall be deemed to be an event described in Section 11(a)(ii) or Section 13 hereof, nor will such performance or consummation result in the occurrence of a Stock Acquisition Date, a Distribution Date or any other separation of the Rights from the underlying Common Stock, nor entitle or permit the holders of the Rights to exercise the Rights or otherwise affect the rights of the holders of the Rights, including giving the holders of the Rights the right to acquire securities of any party to the Merger Agreement or the Stockholder Support Agreement.

8.	This Amendment shall be and become effective immediately prior to the execution and delivery of the Merger Agreement. If the Merger Agreement is terminated without the Effective Time (as defined in the Merger Agreement) having occurred, then Paragraph 1, the last sentence of the text set forth under Paragraph 2, Paragraph 5, Paragraph 6 and Paragraph 7 of this Amendment shall thereafter be null and void. Except as amended hereby, all terms and provisions of the Rights Agreement as in effect on the date hereof are hereby ratified, approved and confirmed. Any future reference to the Rights Agreement shall be deemed to be a reference to the Rights Agreement as amended hereby.

9.	This Amendment may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

10.

This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such

State. If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated.

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IN WITNESS WHEREOF, this Amendment has been duly executed by the Company and the Rights Agent as of the day and year first written above.

AIRGAS, INC.

By:	/s/ Joseph C. Sullivan

	Name:	Joseph C. Sullivan

	Title:	Vice President & Treasurer

[Signature page to Rights Agreement Amendment]

IN WITNESS WHEREOF, this Amendment has been duly executed by the Company and the Rights Agent as of the day and year first written above.

WELLS FARGO BANK, N.A.

By:	/s/ Todd J. Mat

Name:	Todd J. Mat

Title:	Senior Vice President

[Signature page to Rights Agreement Amendment]